October 16, 2019

H. Charles Maddy
Chief Executive Officer
Summit Financial Group, Inc.
300 North Main Street
Moorefield, WV 26836

       Re: Summit Financial Group, Inc.
           Registration Statement on Form S-4
           Filed October 9, 2019
           File No. 333-234145

Dear Mr. Maddy:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Donald Field at 202-551-3680 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance